Exhibit 99.1

St. John’s, NL (July 28, 2017):

Fortis Reports Strong Second Quarter Earnings of $257 million

Fortis Inc. (“Fortis” or the “Corporation”) (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its second quarter results today.

“Two clear goals for us in 2017 were realizing the economic benefit of the acquisition of ITC, which remains nicely accretive, and securing a reasonable outcome in our first large rate case in Arizona since the announcement of the UNS Energy acquisition in 2013. Achievement of these two goals was a factor in delivering strong second quarter results,” said Barry Perry, President and Chief Executive Officer, Fortis.

Reported Net Earnings
The Corporation reported second quarter net earnings attributable to common equity shareholders of $257 million, or $0.62 per common share, compared to $107 million, or $0.38 per common share, for the same period of 2016. On a year-to-date basis, reported net earnings attributable to common equity shareholders were $551 million, or $1.34 per common share, compared to $269 million, or $0.95 per common share, for the same period of 2016.

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Earnings per common share for the quarter benefitted from the impact of the rate case settlement and higher weather driven electricity sales at UNS Energy, and accretion associated with the acquisition of ITC.

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Also contributing to the strong second quarter results was lower Corporate and Other expenses, primarily due to acquisition-related transaction costs associated with ITC recognized in the second quarter of 2016, higher earnings from Aitken Creek related to the unrealized gain on the mark-to-market of derivatives quarter over quarter, and favourable foreign exchange associated with US dollar-denominated earnings.

Adjusted Net Earnings1
On an adjusted basis, net earnings attributable to common equity shareholders for the second quarter were $253 million, or $0.61 per common share, an increase of $0.16 per common share over the same period of 2016. On a year-to-date basis, adjusted net earnings attributable to common equity shareholders were $540 million, or $1.31 per common share, an increase of $0.18 per common share over the same period of 2016. Adjusted net earnings no longer excludes mark-to-market adjustments related to derivative instruments, which occur in the normal course of business, as comparative information is now presented in reported net earnings.

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UNS Energy contributed an additional $0.10 to adjusted net earnings per common share quarter over quarter, driven primarily by the impact of its rate case settlement and higher electricity sales due to weather.

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ITC continues to be nicely accretive and in-line with expectations, with segmented net earnings of $93 million for the quarter. After considering the increase in the weighted average number of common shares outstanding and finance charges related to the acquisition, ITC had a $0.04 accretive impact on adjusted net earnings per common share. Accretion was tempered by the outperformance of the other utilities.

Capital expenditure plan on track and supported by strong cash flow
Capital expenditures for the first half of 2017 were $1.4 billion and the Corporation’s consolidated capital expenditure plan of $3.1 billion for 2017 is on track.

Cash flow from operating activities totalled $1.2 billion for the first half of 2017, an increase of 28% over the same period of 2016. The increase reflects higher earnings, driven by UNS Energy and ITC, partially offset by timing differences in working capital.

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1 Non-US GAAP Measures
Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America (“US GAAP”) and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Corporation does not consider part of normal, ongoing operations. Refer to the Financial Highlights section of the Corporation’s Management Discussion and Analysis for further discussion of these items.

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Execution of growth strategy
The Corporation’s capital program continues to address the energy infrastructure needs of customers. The Corporation’s five-year consolidated capital expenditures through 2021 are expected to be approximately $13 billion, including more than $3.5 billion of capital expenditures at ITC.

Construction of the Tilbury liquefied natural gas (“LNG”) facility expansion in British Columbia, the Corporation’s largest ongoing capital project, is nearing completion. The total cost of the project is estimated at approximately $400 million, before allowance for funds used during construction and development costs. The facility is expected to be in service in the third quarter of 2017.

The Corporation continues to invest in four Multi-Value Projects (“MVPs”) at ITC, which are regional electric transmission projects that have been identified by the Midcontinent Independent System Operator to address system capacity needs and reliability in various states. Approximately $228 million (US$176 million) was invested in the MVPs from the date of acquisition of ITC and an additional $135 million (US$102 million) is expected to be spent in the remainder of 2017. Three of the MVPs are expected to be completed by the end of 2018, with the fourth scheduled for completion in 2023.

In addition to the Corporation’s base consolidated capital expenditure forecast, management is pursuing additional investment opportunities within existing service territories. Specifically, two significant electric transmission opportunities are being pursued. The Wataynikaneyap Power project in Northwestern Ontario, which involves construction of new transmission lines to connect remote First Nation communities to the electricity grid, and the Lake Erie Connector project at ITC, which would connect the Province of Ontario to the PJM electricity market. During the quarter noteworthy milestones were achieved with respect to the Lake Erie Connector project. In May ITC completed the major permit process in Pennsylvania upon receipt of two required permits from the Pennsylvania Department of Environmental Protection, and in June approval was received from Canada’s Governor in Council and the Certificate of Public Convenience and Necessity was issued by the National Energy Board.

Furthermore, the Corporation continues to pursue additional LNG infrastructure investment opportunities in British Columbia, including the potential pipeline expansion to the proposed Woodfibre LNG export facility and further expansion of the Tilbury LNG facility. Fortis and its utilities are focused on achieving key milestones in 2017 to further advance these opportunities.

In May 2017 Fortis entered into an agreement with Teck Resources Limited (“Teck”) to acquire a two-thirds ownership interest in the Waneta Dam and related transmission assets in British Columbia, for $1.2 billion. Closing of the transaction is subject to customary conditions, including receipt of certain approvals and consents. In addition, BC Hydro, which owns the remaining one-third ownership interest, has a right of first offer with respect to the sale by Teck. Providing BC Hydro does not exercise its right to purchase Teck’s two-thirds interest in the dam, the transaction is expected to close in the fourth quarter of 2017.

“At Fortis our portfolio of utilities is well diversified and provides numerous growth opportunities. We continue to make progress on our $13 billion five-year base capital plan with more than $3 billion to be spent throughout 2017,” continued Mr. Perry. “This plan coupled with incremental opportunities for investment in our service territories, including our intention to purchase a stake in the Waneta Dam hydroelectric facility, provides high quality low risk growth for the Corporation.”

Outlook
The Corporation’s results for 2017 will continue to benefit from the acquisition of ITC and the impact of the rate case settlement at UNS Energy. Over the long term, Fortis is well positioned to enhance value for shareholders through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, as well as growth opportunities within its service territories.
Over the five-year period through 2021, the Corporation’s capital program is expected to be approximately $13 billion, increasing rate base to almost $30 billion in 2021. Fortis expects this long-term sustainable growth in rate base to support continuing growth in earnings and dividends.

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Fortis has targeted average annual dividend growth of approximately 6% through 2021. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation’s utilities, the successful execution of the five-year capital expenditure program, and management’s continued confidence in the strength of the Corporation’s diversified portfolio of utilities and record of operational excellence.

“As we look past 2017, we are seeing upside to our five-year base capital plan at our utility businesses. The opportunities we are identifying will enhance our ability to serve customers safely and reliably, grow our rate base, and support our 6% average annual dividend growth target while maintaining a conservative payout ratio,” concluded Mr. Perry.

Teleconference to Discuss Second Quarter 2017 Results

A teleconference and webcast will be held on July 28 at 10:00 a.m. (Eastern). Barry Perry, President and Chief Executive Officer and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss the Corporation’s second quarter 2017 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation’s website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until August 28, 2017. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 37869181.

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